THE ALGER FUNDS
360 Park Avenue South
New York, New York  10010

October 7, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ashley Vroman-Lee

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds  (the “Trust”), on or about October 14, 2016 we plan to file pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 91 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will be marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 90 (“PEA 90”) to the Registration Statement filed with the SEC on August 15, 2016 pursuant to Rule 485(a)(1) under the Securities Act to  change the 80% investment policy for each of Alger Small Cap Growth  Fund and Alger Small Cap Focus Fund (each a “Fund” and together, the “Funds”).  The Amendment will include each Fund’s prospectus (the “Prospectus”), a statement of additional information (“SAI”) for the Fund, and Part C, as did PEA 90.  The Prospectus will be incorporated into either a combined Retail or a combined Institutional prospectus with other funds in the Alger Family of Funds in a filing to be made pursuant to Rule 497 under the Securities Act.

Comments were provided by telephone to me by Ashley Vroman-Lee of the Staff on September 27, 2016.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references in the responses to the Prospectus and SAI are to those filed as part of PEA 90.  Capitalized terms used but not defined herein have the meanings assigned to them in PEA 90.

FILING

1.                                      Staff Comment:  The Staff requested that we file a response as correspondence via EDGAR.

Response:  We are filing this response letter via EDGAR.

PROSPECTUS

Portfolio Turnover (page 2, page 11)

2.                                      Staff Comment:   Please explain supplementally why portfolio turnover is high.  Please consider including high portfolio turnover as a risk in the summary prospectus if it is a principal risk of the Funds.

Response:  As noted on page 16 of the Prospectus in response to Item 9(b)(2) and Instruction 7 to Item 9(b)(1),

Each Fund’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.  As a result of this disciplined investment process, each Fund may engage in active trading of portfolio securities.  If a Fund does trade in this way, it may incur increased transaction costs and brokerage commissions, both of which can lower the actual return on an investment.  Active trading may also increase short-term gains and losses, which may affect the taxes a shareholder has to pay.

In addition, we note that a new portfolio manager joined the Alger Small Cap Growth Fund and Alger Small Cap Focus Fund in 2015.  As a result of their input into portfolio decisions, portfolio turnover for each of those Funds may have increased.  Fred Alger Management, Inc.’s disciplined investment strategy resulted in a portfolio turnover rate of 131.72% for Alger Small Cap Growth Fund and 162.44% for Alger Small Cap Focus Fund for the fiscal year ended October 31, 2015.  We do not consider high portfolio turnover to be a principal risk of the Funds.

Principal Investment Strategy (page 2, page 11)

3.                                      Staff Comment:   Please explain the choice of the MSCI USA Small Cap Index to define the capitalization range for each Fund.  Please include the numbers of the range of each index in the response.

Response:  Alger Small Cap Growth Fund currently utilizes two indexes to define the small capitalization range: the Russell 2000 Growth Index, and the S&P SmallCap 600 Index.  Using two indexes to define the capitalization range allowed the Fund more flexibility with respect to its investment universe, and lessened the impact of variances in the capitalization range of either index.  Alger Small Cap Focus Fund currently utilizes only the Russell 2000 Growth Index to define the small capitalization range.

At June 30, 2016, the capitalization of companies included in the Russell 2000 Growth Index ranged from $55.5 million to $4.2 billion.

At June 30, 2016, the capitalization of companies included in the S&P SmallCap 600 Index ranged from $55 million to $4.9 billion.

Effective October 14, 2016, each Fund will reference the Russell 2000 Growth Index and the MSCI USA Small Cap Index.  The MSCI USA Small Cap Index is designed to “measure the performance of the small cap segment of the US equity market.”  At June 30, 2016, the capitalization of companies included in the MSCI USA Small Cap Index ranged from $54 million to $7.9 billion.  We feel that adding this benchmark will give greater flexibility in the management of the Fund.

Additionally, effective October 14, 2016, each Fund will reference the top and bottom capitalization of the companies included in each index at any reporting point during the most recent 12-month period.  Extending the period referenced to determine the capitalization range will give each Fund’s portfolio managers more predictability, and will give them a longer transition period when the capitalization range shifts.  Finally, to make sure there is no precipitous drop in the capitalization range in the future, the maximum applicable capitalization range will be the higher of the highest capitalization of any company in either of the two indexes over the prior 12- month period, or $5 billion.

We note that these indexes are used to define the permissible range for securities purchased in compliance with each Fund’s 80% investment policy.

4.                                      Staff Comment:   Please include growth stock risk as a principal risk of the Funds.

Response:  We previously included a risk entitled “Investment Style Risk” in each Fund’s summary prospectus.  In response to this comment, we will rename the section describing the risks associated with investments in growth stocks “Growth Stocks Risk.”  The disclosure states:

Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political, and economic developments than other stocks, making their prices more volatile.  An investment in the Fund may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value.

5.                                      Staff Comment:   Please consider stating in Alger Small Cap Focus Fund’s prospectus that “focus” means that the Fund will hold a smaller number of holdings.

Response:  We have made the requested change.  The strategy section now states, “As a focus fund, the Fund intends to invest a substantial portion of its assets in a smaller  number of issuers.”

The risk disclosure states:

Less Diversified Portfolio Risk — the Fund may have a more concentrated portfolio than other funds, so it may be more vulnerable to changes in the market value of a single issuer and may be more susceptible to risks associated with a single economic, political or regulatory occurrence than a fund that has a more diversified portfolio.  The Fund may have substantial holdings within a particular sector, and companies in similar industries may be similarly affected by particular economic or market events.

Performance (page 10)

6.                                      Staff Comment:   Alger Small Cap Focus Fund includes a second benchmark in its table of Average Annual Total Return.    Instruction 2(b) to Item 4 of Form N-1A requires that information about the additional index be included in the narrative explanation accompanying the table.

Response:  We have removed the second benchmark, the Russell 2500 Growth Index, from Alger Small Cap Focus Fund’s performance table.  The predecessor Fund utilized the Russell 2500 Growth Index as its primary benchmark, and we have previously included the following explanation of the change in benchmark to the Russell 2000 Growth Index:

Prior to August 7, 2015, the Fund followed different investment strategies under the name “Alger Growth Opportunities Fund” and prior to February 12, 2015 was managed by a different portfolio manager. Accordingly, performance prior to those dates does not reflect the Fund’s current investment strategies and investment personnel. Prior to August 7, 2015 the Fund compared its performance to the Russell 2500 Growth Index. From August 7 forward, the Fund will compare its performance to the Russell 2000 Growth Index to better reflect its investment strategies.

Shareholder Information — Disclosure of Portfolio Holdings (page A-15)

7.                                      Staff Comment:  The Staff is concerned because they do not like selective disclosure of portfolio information.  The Prospectus states that certain information will be provided to shareholders who call to request it.  The Staff stated that requiring a phone call before providing disclosure makes the disclosure selective.  The Staff recommends that we post online any information provided to shareholders who requested information by telephone.

Response: We are restating our response to this comment from the correspondence we submitted to the SEC on behalf of The Alger Institutional Funds on July 27, 2016.

Investment Company Release 26287, dated December 11, 2003 (the “Release”) makes clear that the SEC’s mandate in amending Form N-1A was to make a fund’s practices with respect to disclosure of portfolio holdings clear, and to reinforce the fund’s and investment adviser’s obligations to prevent the misuse of material non-public information.   In 2003, the SEC proposed these new rules to prevent the “selective disclosure by some fund managers of their funds’ portfolio holdings in order to curry favor with large investors.”  The Release further states that the SEC does not want a fund’s disclosure policies to apply differently to different categories of investors, “including individual investors, institutional investors, intermediaries that distribute the fund’s shares, third-party service providers, and affiliated persons of the funds.”

The policy stated in the Fund’s Prospectus was drafted with the Release’s guidance in mind. By disclosing in the Prospectus what information we provide, and offering to provide it, or other specifically requested  information, to any shareholder who calls to request it, we are eliminating any advantage given to larger investors.  Our intent is to be anything but selective, because we are not making distinctions based on the level of investment.  Our understanding of the Release is that preference must not be given to larger investors in the provision of non-public information.  The selective nature of the disclosure that led to the adoption of the Release had less to do with the method of obtaining the information than a distinction in the access shareholders had to information based on asset levels.

We believe that listing all the different types of information we have been asked to provide to shareholders, and offering to make that same information available to any shareholder who requests it (regardless of the nature of the shareholder or the level of the shareholder’s investment in the Fund) is the most transparent practice possible, and is not selective at all.

SAI

Investment Strategies and Policies — Master Limited Partnerships (page 13)

8.                                      Staff Comment:   The Staff requested that we confirm supplementally that investment in Master Limited Partnerships is not a principal investment strategy of the Funds, and noted that we should consider adding line items for current income expense and deferred income expense in the Fund Fees and Expenses table, if appropriate.  The Staff also suggested that we consider adding disclosure regarding the risks of investments in the energy sector, and that we confirm that our tax risk disclosure is current if the Funds invest in Master Limited Partnerships.

Response:  We confirm that investment in Master Limited Partnerships is not a principal investment strategy of either Fund.  The Funds did not hold any investments in Master Limited Partnerships during the fiscal year ended October 31, 2015, or the semi-annual period ended April 30, 2016.

Should members of the Staff have any questions or comments regarding the Amendment, they can contact me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:                                Hal Liebes, Esq.